Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

		Years ended December 31
	(Dollars in millions)	2007	2006	2005	2004	2003

	General Electric Company and consolidated affiliates
	Earnings(a)	$27,514	$24,192	$22,094	$19,929	$17,446
Plus:	Interest and other financial charges included in expense(b)	24,127	19,121	14,900	11,534	10,357
	One-third of rental expense(c)	651	594	591	549	475

	Adjusted “earnings”	$52,292	$43,907	$37,585	$32,012	$28,278

	Fixed charges:
	Interest and other financial charges(b)	$24,127	$19,121	$14,900	$11,534	$10,357
	Interest capitalized	93	71	75	39	24
	One-third of rental expense(c)	651	594	591	549	475

	Total fixed charges	$24,871	$19,786	$15,566	$12,122	$10,856

	Ratio of earnings to fixed charges	2.10	2.22	2.41	2.64	2.60

(a)	Earnings before income taxes, minority interest, discontinued operations and cumulative effect of accounting changes.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.